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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 11-K

(X)           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1999

                                       OR

( )         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

          For the transition period from ______________ to ____________

                        Commission File Number 333-36191

                          LABOR READY, INC. 401(k) PLAN
                              (Full title of Plan)

                                Labor Ready, Inc.
                             1016 South 28th Street
                                Tacoma, WA 98409
   (Name of issuer of the securities held pursuant to the plan and the address of its principle executive office)

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

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        LABOR READY, INC. 401(k) PLAN


Date: September 22, 2000                /s/ Thomas J. Stonich
                                        -------------------------------------
                                        Thomas J. Stonich
                                        Plan Administrator



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                                LABOR READY, INC.
                                   401(k) PLAN

                                TABLE OF CONTENTS


                                                                                              Page
Report of Independent Public Accountants                                                        1

Financial Statements
  Statements of Net Assets Available for Benefits - As of December 31, 1999 and 1998            2

  Statement of Changes in Net Assets Available for Benefits - For the Year Ended
     December 31, 1999                                                                          3

Notes to Financial Statements and Schedules                                                     4

Schedules Supporting Financial Statements
  Schedule I:  Schedule of Assets Held for Investment Purposes - As of December 31, 1999        7

  Schedule II: Schedule of Reportable Transactions - For the Year Ended December 31, 1999       8

Exhibits
  Exhibit I:   Consent of Independent Public Accountants                                        9

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

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




The Employee Benefits Committee of the
Labor Ready, Inc. 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of the Labor Ready, Inc. 401(k) Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Labor Ready, Inc. 401(k) Plan as of December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                         /s/ ARTHUR ANDERSEN LLP

Seattle, Washington
August 4, 2000

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                                       1

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                          LABOR READY, INC. 401(k) PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 1999 AND 1998



                                                                                    1999           1998
                                                                                 -----------    -----------
ASSETS:
   Participant directed investments in registered investment company funds and common collective trust funds, at fair value-
     Merrill Lynch Retirement Preservation Trust                                 $      --      $   251,633
     Merrill Lynch Corporate Bond Fund                                                  --           94,837
     Merrill Lynch Global Allocation Fund                                               --          210,391
     Merrill Lynch Equity Index Trust                                                   --           93,442
     Merrill Lynch Basic Value Fund                                                     --          330,226
     Merrill Lynch Growth Fund                                                          --          331,355
     Aetna Fixed Account                                                             608,534           --
     Aetna Ascent Fund                                                                 1,122           --
     Aetna Crossroads Fund                                                               221           --
     Aetna Legacy Fund                                                                   606           --
     Aetna Balanced Fund                                                               1,412           --
     Aetna Index Plus Large Cap Fund                                                 228,400           --
     Aetna Small Company Fund                                                          1,106           --
     Aetna International Fund                                                        261,254           --
     Aetna Value Fund                                                                412,933           --
     Invesco Blue Chip Growth Fund                                                   412,892           --
     Baron Growth Fund                                                                 5,902           --
     Oppenheimer Main Street Growth & Income Fund                                      2,175           --
     Templeton Growth Fund                                                               823           --
   Participant loans                                                                 124,679         87,671
   Nonparticipant directed investment, at fair value-
     Labor Ready, Inc. Common Stock Fund                                           1,048,314      1,023,749
                                                                                 -----------    -----------
           Total investments                                                       3,110,373      2,423,304
                                                                                 -----------    -----------

   Cash                                                                               32,594          1,670

   Receivables
     Participant contributions                                                        25,899         86,022
     Employer contributions                                                          133,455        145,792
                                                                                 -----------    -----------
           Total receivables                                                         159,354        231,814
                                                                                 -----------    -----------

LIABILITIES:
   Excess contributions                                                             (101,316)          --
                                                                                 -----------    -----------
NET ASSETS AVAILABLE FOR BENEFITS                                                $ 3,201,005    $ 2,656,788
                                                                                 ===========    ===========





 The accompanying notes and schedules are an integral part of these statements.


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                                       2

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                          LABOR READY, INC. 401(k) PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1999



                                                           Participant      Labor Ready, Inc.
                                                          Directed Funds    Common Stock Fund       Total
                                                          --------------    -----------------    -----------
ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS:
       Participant contributions                          $      584,914    $         242,049    $   826,963
       Employer contributions                                       --                133,455        133,455
       Interest income                                             3,831                4,123          7,954
       Dividend income                                            91,807                 --           91,807
       Net appreciation (depreciation) in fair value of
          investments-
              Registered investment company funds                100,693                 --          100,693
              Common collective trust funds                       22,215                 --           22,215
              Common stock                                          --                 (5,964)        (5,964)
                                                          --------------    -----------------    -----------
               Total additions                                   803,460              373,663      1,177,123
                                                          --------------    -----------------    -----------
REDUCTIONS IN NET ASSETS AVAILABLE FOR BENEFITS:
       Benefit payments                                         (365,789)            (267,117)      (632,906)

INTERFUND TRANSFERS                                               28,628              (28,628)          --

NEW LOAN ISSUANCES                                                67,881              (67,881)          --

LOAN REPAYMENTS                                                   (6,844)               6,844           --
                                                          --------------    -----------------    -----------
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS
                                                                 527,336               16,881        544,217

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year
                                                               1,487,247            1,169,541      2,656,788
                                                          --------------    -----------------    -----------
NET ASSETS AVAILABLE FOR BENEFITS, end of year            $    2,014,583    $       1,186,422    $ 3,201,005
                                                          ==============    =================    ===========

  The accompanying notes and schedules are an integral part of this statement.

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                                       3

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                          LABOR READY, INC. 401(k) PLAN
                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
                                DECEMBER 31, 1999

1. PLAN DESCRIPTION
    The following description of the Labor Ready, Inc. 401(k) Plan (the Plan) is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the plan document.

    GENERAL
    The Plan is a defined contribution plan established by Labor Ready, Inc. (the Company) under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

    ELIGIBILITY
    All employees of the Company who are 21 years of age and who have completed six months of service, as defined, are eligible to participate. Prior to November 1, 1999, the eligibility service requirement was one year.

    PLAN ADMINISTRATION
    Prior to November 1, 1999, Merrill Lynch served as the trustee, investment manager and recordkeeper of the Plan. Effective November 1, 1999, Aetna Life Insurance and Annuity Company (Aetna) assumed responsibility as the investment manager and recordkeeper and Fleet Bank assumed responsibility as the trustee. The Plan is administered by an employee benefits committee, whose members are appointed by the Compensation Committee of the board of directors of the Company.

    CONTRIBUTIONS
    Eligible employees may contribute an amount up to 15% of compensation, as defined by the Plan, subject to certain limitations under the IRC. During 1999, the Company provided a matching contribution in the form of the Company's common stock equal to 25% of each participant's contribution.

    VESTING
    Participants are fully vested in their contributions and the earnings thereon. Employer matching contributions vest 25% after two years of continuous service, and 25% per year thereafter. In the event of termination of employment prior to the completion of five years of continuous service, for any reason other than death or disability, the participant forfeits their nonvested portion of employer matching contributions.

    FORFEITURES
    Forfeitures are used to reduce future employer contributions. Unallocated forfeitures as of December 31, 1999 and 1998 totaled approximately $126,600 and $75,800, respectively. No forfeitures were used to reduce contributions during 1999.

    BENEFITS
    Upon termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the participant's vested interest in his or her account. The form of payment is a lump-sum distribution or an annuity.

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                                       4

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    PARTICIPANT ACCOUNTS
    Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related matching employer contributions, as well as the participant's share of the Plan's income and any related administrative expenses. Allocations are based on the proportion that each participant's account balance has to the total of all participants' account balances.

    INVESTMENT OPTIONS
    Participants may direct their contributions and any related earnings into the investment options in 1% increments as listed on the statement of net assets, including Labor Ready, Inc. Common Stock, for the respective periods.

    Participants may change their investment elections or transfer amounts between funds daily. Participants may not direct the investment of employer contributions. Under terms of the Plan, employer matching contributions are invested in Labor Ready, Inc. Common Stock. Contributions may be temporarily invested in cash pending the transfer to funds.

    LOANS TO PARTICIPANTS
    A participant may borrow the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods ranging up to 60 months. The interest rate is determined by the plan administrator based on prevailing market conditions and is fixed over the life of the loan. Interest rates at December 31, 1999 ranged from 8.75% to 9.50% maturing through October 2004.

    EXCESS CONTRIBUTIONS
    Excess contributions represent amounts withheld from participants in excess of IRC limitations, that were refunded to participants subsequent to year end.

    ADMINISTRATIVE EXPENSES
    The Company pays all administrative expenses of the Plan, except for the administrative costs of mutual funds and loan processing fees.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    BASIS OF ACCOUNTING
    The accompanying financial statements are prepared on the accrual basis of accounting. Benefits are recorded when paid. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

    INCOME RECOGNITION
    Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

    INVESTMENT VALUATION
    Investments in shares of registered investment company funds, common collective trust funds and the Labor Ready, Inc. Common Stock are stated at fair value based on quoted market prices. Cash equivalents are stated at cost, which approximates market value.

    Brokerage fees are added to the acquisition cost of assets purchased and subtracted from the proceeds of assets sold.

    NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS
    Net appreciation (depreciation) in fair value of investments represents the change in fair value of assets from one period to the next and realized gains and losses.

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                                       5

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    ADOPTION OF SOP
    The Accounting Standards Executive Committee issued Statement of Position 99-3, "Accounting For and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (SOP), which eliminates the requirement for a defined contribution plan to disclose participant directed investment programs. The 1998 financial statement has been reclassified to eliminate the participant directed fund investment program disclosures.

3. TAX STATUS
    The Internal Revenue Service has determined and informed Merrill Lynch by a letter dated June 29, 1993, that the prototype plan and related trust, as adopted by the Plan, are designed in accordance with applicable sections of the IRC.

    The Internal Revenue Service has determined and informed Aetna by a letter dated May 26, 1999, that the prototype plan and trust, as adopted by the Plan, are designed in accordance with applicable sections of the IRC.

4. PLAN TERMINATION
    Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.

5. SUBSEQUENT EVENT
    As of August 4, 2000, the per share price of Labor Ready, Inc. Common Stock was $4.50 per share, which equates to a $7.62 per share or approximate $659,000 total depreciation as compared to the Plan's investment as of December 31, 1999.


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                                       6

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                                                                      SCHEDULE I

                          LABOR READY, INC. 401(k) PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1999

     IDENTITY OF ISSUER, BORROWER,
            OR SIMILAR PARTY                           DESCRIPTION OF INVESTMENT                  FAIR VALUE
-----------------------------------------     ---------------------------------------------    ------------------
*Aetna Financial Services                     Fixed Account                                            $ 608,534
*Aetna Financial Services                     Ascent Fund                                                  1,122
*Aetna Financial Services                     Crossroads Fund                                                221
*Aetna Financial Services                     Legacy Fund                                                    606
*Aetna Financial Services                     Balanced Fund                                                1,412
*Aetna Financial Services                     Index Plus Large Cap Fund                                  228,400
*Aetna Financial Services                     Small Company Fund                                           1,106
*Aetna Financial Services                     International Fund                                         261,254
*Aetna Financial Services                     Value Fund                                                 412,933
Invesco                                       Blue Chip Growth Fund                                      412,892
Baron Funds                                   Growth Fund                                                  5,902
Oppenheimer Funds                             Main Street Growth & Income Fund                             2,175
Franklin Templeton                            Growth Fund                                                    823
*Various participants                         Participant loans (with interest rates of
                                                 8.75% - 9.50%, maturing through
                                                 October 2004)                                           124,679
*Labor Ready, Inc.                            Common Stock (with cost basis of $810,343)
                                                                                                       1,048,314
*Merrill Lynch Trust Company                  Cash                                                        32,594
                                                                                                      ----------

Total                                                                                                 $3,142,967
                                                                                                      ==========

*Represents a party-in-interest.

          The accompanying notes are an integral part of this schedule.

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                                       7

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                                                                     SCHEDULE II

                          LABOR READY, INC. 401(k) PLAN
                       SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999

During the Plan year ended December 31, 1999, the following transactions or series of transactions (as defined by the Employee Retirement Income Security Act of 1974) occurred involving fund assets in excess of 5% of the value of total Plan assets at the beginning of the Plan year:


PURCHASES OF ASSETS:

                                                    NUMBER OF          PURCHASE
                                                  TRANSACTIONS           PRICE
                                                  ------------         --------
Labor Ready, Inc. Common Stock                         153             $506,303


SALES OR REDEMPTION OF ASSETS:

                                                NUMBER OF       SELLING
                                               TRANSACTIONS      PRICE          COST       NET GAIN
                                               ------------    ----------    ----------    --------
Labor Ready, Inc. Common Stock                      106        $1,626,458    $1,021,838    $604,620


          The accompanying notes are an integral part of this schedule.

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                                       8